Exhibit 99.1

NR-17-14

GOLD RESERVE PROVIDES OCTOBER VENEZUELA UPDATE

SPOKANE, WASHINGTON, October 13, 2017

Gold Reserve Inc. (TSX.V: GRZ) (OTCQX: GDRZF) (“Gold Reserve” or the “Company”) is pleased to provide an update on activities in Venezuela with respect to the Siembra Minera gold/copper/silver project (owned 45% by the Company and 55% by the Bolivarian Republic of Venezuela).  Siembra Minera and its technical consultants are currently working to complete a Preliminary Economic Assessment (“PEA”) in accordance with National Instrument 43-101, which is expected to be finalized in early November. This study will include an up to date resource estimate, a mine plan including gold, copper and silver production, estimated capital and operating costs, and overall project schedule. The 43-101 report will detail the large 140,000 tonnes per day Siembra Minera project and will now also include the smaller fast track 15,000 tonnes per day saprolite project. The saprolite project tailings dam site selection and preliminary design work are complete with preliminary engineering of the saprolite plant nearing completion.  Siembra Minera has also been working with its environmental consultants on the International Environmental and Social Impact Statement which will be prepared in accordance with the World Bank’s Equator Principles. Proposals are currently being evaluated for a drilling program expected to commence in early in 2018 that will support the overall project development activities, water management wells, and test areas where additional resource potential is evident. Siembra Minera has also now established local management offices in Caracas and Puerto Ordaz.

As part of the development process, the Company also reports that the Siembra Minera project has received two important permits to advance the mining projects. Recently, the Ministerio del Poder Popular para Ecosocialismo y Aguas (“MINEA” - Ministry of the Environment) issued the Permit to Occupy.  This permit allows Siembra Minera to proceed to file its request for the Permit to Affect which when issued will allow early works construction activities. To support the early works, the Bolivar State Mining Authority, Instituto Autónomo Minas Bolívar (“IAMIB”) has approved the issuance of a non-metallic mineral concession for the development of an aggregate quarry for the project. This permit will allow the mining of aggregate needed for roads, airstrip, initial rock base for the construction of the tailing dam and the production of concrete for overall construction of the projects.

The Company is also pleased to announce that it has received the October payment of US$29.5 million pursuant to the Settlement Agreement.

Doug Belanger, President, stated, “The progress on the project continues and the prompt receipt of the first permits is a big step forward in the development of the project in a timely fashion.”

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov, and www.sedar.com.

Gold Reserve Inc. Contact
A. Douglas Belanger, President
999 W. Riverside Avenue, Suite 401
Spokane, WA 9920I USA
Tel. (509) 623-1500
Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to the development of the Siembra Minera project, including the preparation of a PEA for the project . Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation the risk that a PEA for the Siembra Minera project will not be completed within the time frames anticipated, the risk that the development of the Siembra Minera project may not proceed as anticipated and the risk that the Company may not be able to repatriate funds received under the Settlement Agreement. This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.